3507 Kyoto Gardens Drive, Suite 320 Palm Beach Gardens, FL 33410 Tel: (561) 478-7077 Fax: (561) 659-0701 www.harriscramer.com

September 27, 2011

[Via EDGAR]
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Ajay Koduri

Re: Quepasa Corporation / Form S-4

Dear Mr. Koduri:

We are counsel to Quepasa Corporation in connection with Amendment No. 1 to the Registration Statement on Form S-4 filed on August 26, 2011. In connection with our conversations, we have filed Amendment No. 2 to the Registration Statement, which includes a tax opinion as to the material U.S. federal income tax consequences of the merger.  Additionally, the Merger Agreement was amended.  As a result, numerous conforming changes were made.  Finally, other information has been updated where appropriate.

If you have any questions, please contact me at (561) 478-7077.

Sincerely, /s/ Brian Bernstein Brian Bernstein